December 19, 2024

Larry Wong
Chief Executive Officer
OFA Group
Unit B, 16/F, Easy Tower
609 Tai Nan West Street
Cheung Sha Wan, Hong Kong

       Re: OFA Group
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 22, 2024
           CIK No. 0002036307
Dear Larry Wong:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted November
21,
2024
Cover Page

1. We note your revisions pursuant to comment 2 and reissue in part. Please disclose on the cover page how regulatory actions related to data security or anti-monopoly
       concerns in Hong Kong have or may impact the company   s ability to
conduct its
       business, accept foreign investment or list on a U.S./foreign exchange, such as the Personal Data (Privacy) Ordinance and the Competition Ordinance. December 19, 2024
Page 2
2. Your response to comment 24 indicates that you have made revisions to separate the primary and resale prospectuses, however, your prospectus cover page for the primary offering continues to refer to the resale prospectus. Revise to remove these references.
Risks Related to Doing Business in Hong Kong, page 3

3. We note your revisions pursuant to comment 4 and reissue in part. Please revise to discuss the significant liquidity risks having the majority of the
company   s operations
       in Hong Kong poses to investors. Where you disclose that these risks could result in a material change in your operations or value of the securities you are registering for sale, please also indicate that these risks could significantly or limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Also, for each summary risk factor, provide cross-references to the individual detailed risk factor.
Recent Regulatory Development in the PRC, page 6

4. We note your disclosure that it is the view of your Hong Kong legal counsel that you, as an exempted company incorporated under the laws of the Cayman Islands, are not required under any Hong Kong statutory or legal requirements to obtain permissions or pre-approvals from any Hong Kong authorities in connection with your proposed issuance of ordinary shares to foreign investors or listing on the Nasdaq. As this statement covers only your Cayman Islands entity and speaks only to offering securities to foreign investors, please expand the disclosure to address your operating subsidiary in Hong Kong as well as any permissions or approvals necessary to operate your business. In this regard, please disclose each permission or approval that you or your subsidiary are required to obtain from Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please state whether you have relied on the opinion of counsel as the basis for your conclusions, and, if so, name counsel and state that it is counsel's opinion, and file the consent of counsel as an exhibit.
We may become subject to a variety of PRC laws and other regulations..., page
22

5. We note your revisions in response to comment 12. Further revise this risk factor to offer additional context around the CSRC Trial Measures and your counsel's conclusion that they do not apply to you, as you do on page 8. In this regard, towards the end of this risk factor you discuss uncertainty around the application and enforcement of the CAC and CSRC laws and regulations but the forepart of your risk factor only discusses the CAC laws and regulations.
Our Business, page 49

6. We note your revisions in response to comment 15, however, your disclosure continues to be unclear as to the "arrangement" you propose to enter into with Houzz and how it will differ from the "standard commercially available features" you currently utilize. Revise to explain what you mean by the proposed "localization
 December 19, 2024
Page 3

       resources and established distribution channels" you reference here. Make similar revisions in your Prospectus Summary.
7. Clarify the current status of the various phases of your co-development agreement with Alan To AI and clarify whether Phase 1 started with the date of execution of the agreement on August 30, 2024 such that you are currently in Phase 2. Our Industry, page 50

8. Where you discuss your opportunities, ensure you balance this disclosure with your current challenges and declines in revenues related to continuing inflation, rising or continued high interest rates, and/or construction costs which have reduced demand for your services.
Our Competitive Strengths
Strong Relationships and High Client Satisfaction, page 53

9. We note your revisions in response to comment 17. Further revise to clarify the timeframe over which the accumulated revenue was earned.
Our Strategies, page 54

10. Where you discuss your acceleration of AI Platform Development, clarify whether the second bullet point is distinct from your first, as they seem to be discussing the same product.
General

11. We note your disclosure on the primary prospectus cover page that the resale prospectus is substantially the same as the primary prospectus, with exceptions. We note, however, that the resale prospectus does not include the China-based issuer disclosure present in the primary offering prospectus. Please reconcile this disclosure so that the cover page of the resale prospectus contains the same China-based issuer disclosure as the cover page of the primary offering prospectus.
       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Lijia Sanchez